UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 0-13818
POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. Profit
Sharing/401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements

Supplemental Schedule*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Schedule G, Part III — Schedule of Investment Transactions

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the “Plan”) at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 29, 2006

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value (see Note 4)	$59,688,157	$62,361,691
Receivables
Employer contribution	870,694	873,575
Participant contributions	11,226	180,777
Interest and other receivables	44,895	13,983
Due from broker for securities sold	—	4,307

Total receivables	926,815	1,072,642

Total assets	60,614,972	63,434,333

Liabilities
Refundable contributions	—	254,579
Due to broker for securities purchased	—	38,459

Total liabilities	—	293,038

Net assets available for benefits	$60,614,972	$63,141,295

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments (See Note 4)	$(9,216,977)
Dividends	346,105
Interest income, investments	119,999
Interest income, participants’ loans	97,980

(8,652,893)

Contributions
Participant	5,780,956
Rollovers from external sources	1,502,843
Employer	3,120,002

10,403,801

Total additions	1,750,908

Deductions from net assets attributed to
Benefits paid to participants	4,270,331
Administrative expenses	6,900

Total deductions	4,277,231

Net decrease	(2,526,323)

Net assets available for plan benefits
Beginning of year	63,141,295

End of year	$60,614,972

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the “Plan”) provides only general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have 30 days of service.

Effective January 14, 2005 individuals who were former employees of Kislak National Bank and who became employees of Banco Popular North America (the “Bank”) in connection with BPNA’s acquisition of Kislak National Bank became eligible to participate in the Plan as of the first day of the month after BPNA’s acquisition of Kislak National Bank.

The vesting service of former Kislak employees was deemed to include service rendered to Kislak National Bank.

Former Kislak employees became eligible to receive an Employer Bonus Matching contribution and a Discretionary Employer Contribution if such employee satisfied the requirements for such contribution other than 1,000 hour service requirement and satisfied a modified 1,000 hour service requirement which is prorated for the portion of the year in which the former Kislak employee became employed by BPNA after the Transaction Date.

Effective April 12, 2005, the Strong Advisor Small Cap Value Fund was replaced by the Wells Fargo Advantage Small Cap Value Fund Class Z.

Effective April 27, 2005, an employee (other than a BVI Employee) who is hired on or after May 1, 2005 becomes subject to the automatic enrollment provisions of the Plan.

Employees subject to the automatic enrollment provisions have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution within the 30 days following their date of hire, and amounts contributed through automatic enrollment are invested in M&I Money Market Fund until such time as the employee specifies a different investment option.

Participants (other than a BVI Employee) who are at least age 50 as of the last day of the plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions on a before-tax basis (“Catch-Up Contributions”) in accordance with IRS code effective May 1, 2005.

The Plan is subject to the provisions of ERISA.

Eligibility and Vesting

Prior to September 1, 2000, employees were automatically enrolled in the Plan upon the first day of the month coinciding with or next following the date they became an employee. Beginning September 1, 2000, employees are automatically enrolled into the Plan upon the first day of the month following 30 days of service. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank’s matching and discretionary contribution

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Years of Credited Service	Vesting Percentage
Less than 2	0%
2	25
3	50
4	75
5 or more	100
Contributions

Each year, employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to a maximum of $14,000 based on IRS limitations, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning May 1, 2005 newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution. Also, beginning May 1, 2005 Participants (other than a BVI Employee) who are at least age 50 as of the last day of the plan year and make the maximum Employee Contributions permitted by the Plan are entitled to make additional contributions on a before-tax basis (“Catch-Up Contributions)” in accordance with IRS code.

The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the Plan agreement. Total contributions from the Bank will not exceed 6% of the employee’s pre-tax compensation. The Bank will also make a profit sharing contribution in an amount determined by the Board of Directors of the Bank. The Bank’s profit sharing and 401(k) matching contribution is limited to the total amount which the Bank can deduct for federal income tax purposes.

Participant accounts

As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions. As of the last day of the Plan year, the Bank’s profit sharing contribution is allocated to participant accounts based upon the participants’ eligible compensation, as defined, and subject to compliance with certain requirements included in the Plan agreement.

As of the last day of the plan year, the Bank’s additional matching contribution is allocated based on each employee’s contribution, as described above. The Bank’s contributions plus the employee’s after-tax and pre-tax contributions are limited to the lesser of 25% of the employee’s eligible compensation or a maximum amount set annually by federal authorities.

Investment options

Upon enrollment in the Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, into any of the following investment options:

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
M&I Stable Principal Fund: This fund’s objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investment contracts.

PIMCO Total Return Fund: This fund invests mainly in fixed income securities, seeking maximum return, consistent with preservation of capital and prudent investment management.

Vanguard Wellington Income Fund: This fund seeks to conserve capital and to provide moderate long-term growth in capital and income by investing in common stocks and debt securities.

Davis NY Venture Fund: This fund’s investment objective is growth of capital. The fund ordinarily invests in common stocks.

T. Rowe Price Mid-Cap Growth Fund: This fund seeks long-term capital appreciation through investments in medium-sized growth companies.

Fidelity Growth & Income Fund: This fund seeks long-term growth, current income and long-term growth of income consistent with reasonable investment risk by investing in common stocks and corporate bonds.

Vanguard S&P 500 Index Fund: This fund seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

Fidelity Advisor Equity Growth Fund: This fund seeks capital appreciation by investing in large capitalization common stocks with strong growth potential.

Marshall Mid-Cap Value Fund: This fund seeks capital appreciation and income by investing in companies with mid capitalization value traits.

Wells Fargo Advantage Small Cap Value Fund: This fund seeks capital growth by investing in equity securities of undervalued small capitalization companies.

Templeton Foreign Fund: This fund seeks long term growth by investing primarily in equity securities of companies located outside the U.S. including emerging markets.

Popular Inc. Common Stock Fund: This fund is primarily invested in Popular Inc. Common Stock and cash.

Participant loans

Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loans are charged a reasonable interest rate, which range between 6% and 11%, which is determined by the Plan Committee and which meets all regulatory requirements. The loans are collateralized by the balance in the participant’s account.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one of the following ways as selected by the participant or beneficiary:

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
(a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

Plan termination

Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

Trustee

Effective April 1, 2006, Principal Financial replaced Marshall & Isley as the Trustee of the Plan.

Plan merger and restatement

Effective April 1, 2006, Popular, Inc.’s USA Profit Sharing/401(k) Plan was merged with Popular Financial Holding’s Savings and Retirement Plan and restated as Popular, Inc. USA 401(k) Savings and Investment Plan. In April 2006, certain accounts from a profit sharing plan established by Banco Popular de Puerto Rico were also transferred into this Plan.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Valuation of investments

Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular Inc. Common Stock is valued at its quoted market price at December 31, 2005.

The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for benefits.

Temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The weighted average cost basis is used when computing realized gain or loss.

Investment income

Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. Dividends are recorded on the ex-dividend date. Interest income on temporary investments is recorded on the accrual basis.

Administrative expenses

Legal and other administrative expenses except for loan fees are paid by the Bank (voluntarily at its own discretion) and, accordingly, have not been reflected in the Plan’s financial statements. Fees imposed to administer loans are used to reduce the participants’ accounts.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

There were no forfeited non-vested balances at December 31, 2005 and 2004. During 2005 and 2004, forfeitures applied to reduce employer contributions totaled $419,607 and $356,281, respectively.

Refundable contributions

Refundable contributions totaled $254,579 at December 31, 2004. These excess employee contributions arose as a result of the Plan failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations. During 2005, the refundable contributions were returned to the affected employees. There were no refundable contributions for 2005 as the Plan passed the non-discrimination tests.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Income Taxes

The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated March 25, 2004, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
4.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

	December 31, 2005			December 31, 2004
	Shares/Units	Fair Value		Shares/Units	Fair Value
Davis New York Venture Fund	65,813	$2,217,901		61,097	$1,875,074
Fidelity Adv Equity Growth Fund	5,913	284,290		4,187	191,375
Fidelity Growth & Income Fund	56,617	1,947,630		47,022	1,796,721
Marshall Mid-Cap Value Fund	45,097	658,412		27,217	409,889
T. Rowe Price Mid-Cap Fund	64,991	3,518,635	*	52,672	2,627,303
Templeton Foreign Fund	91,450	1,159,581		67,950	835,791
Vanguard Wellington Fund	152,570	4,630,502	*	127,188	3,839,800	*
Vanguard 500 Index Fund	25,527	2,933,512		21,282	2,375,911
Wells Fargo Adv Small Cap Fund	31,972	964,600		18,525	544,646
Pimco Fund	264,277	2,774,907		229,935	2,453,405
M&I Stable Principal Fund	2,880,901	2,880,901		2,403,917	2,403,917
Popular Inc. Common Stock Fund	650,219	33,773,157	*	603,967	41,315,501	*

		57,744,028			60,669,333
Participant loans		1,944,129			1,692,358

		$59,688,157			$62,361,691

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,216,977 as follows:

Mutual funds	$2,887,804
Common stock fund	(12,104,781)

$(9,216,977)

The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 2005 was 4.01%. The crediting interest rate as of December 31, 2005 was 4.59%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley Investments. Marshall & Ilsley Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan may also invest in common stock and short-term investments of its sponsor, Popular, Inc. In addition, the Company pays certain costs on behalf of the Plan. Fees paid by the Company to the trustee for administrative services amounted to $130,185 for the year ended December 31, 2005.
6.  Prohibited Transactions
During the year 2005, Popular, Inc. announced a special rights offering (the “Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a significant discount from market value. The deadline for exercising the Rights was December 19, 2005.
Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan, and the subsequent exercise of the Rights by participants of the Plan, would violate ERISA Section 407(a)(1) unless an exemption is issued. Also, the prohibited transaction rules of ERISA Sections 406(a), 406(b)(l), and 406(b)(2) prohibit transactions involving a plan and a party in interest to the plan, so that the exercise of the Rights by the Plan’s participants would violate those sections, unless an exemption is issued.
The Plan was involved in the transaction because Popular, Inc. treated all holders of Popular Stock in a similar manner with respect to the Rights. In addition, as a holder of Popular Stock, the Plan was entitled to any rights available to the other holders of Popular Stock.
Popular, Inc. expects to file a petition requesting that the United States Department of Labor (the “DOL”) issue a prohibited transaction individual exemption (the “Exemption Petition”) under the authority granted pursuant to Section 408(a) of ERISA and Section 4975(c)(2) of the United States Internal Revenue Code of 1986, as amended (the “US Code”), which would apply to the Plan. The Plan Sponsor believes that the DOL will issue the individual prohibited transaction exemptions covering the Plan, as described in the Exemption Petition. This conclusion is supported by the fact that, in the past, the DOL has issued individual prohibited transaction exemptions in connection with the receipt by other ERISA retirement Plans of subscription rights in similar transactions.
As a result of the exercise of the subscription rights by the Plan’s participants, a total 4,517 stock rights were exercised at a price of $21 per right, for a total proceeds of $94,857.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2005	Exhibit I

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Davis New York Venture Fund	65,813 shares	$1,719,345	$2,217,901
	Fidelity Adv Equity Growth Fund	5,913 shares	260,198	284,290
	Fidelity Growth & Income Fund	56,617 shares	2,048,962	1,947,630
	Marshall Mid-Cap Value Fund	45,097 shares	649,379	658,412
	T. Rowe Price Mid-Cap Growth Fund	64,991 shares	2,628,465	3,518,635
	Templeton Foreign Fund	91,450 shares	997,767	1,159,581
	Vanguard Wellington Fund	152,570 shares	4,372,005	4,630,502
	Vanguard S&P 500 Index Fund	25,527 shares	2,724,736	2,933,512
	Wells Fargo Adv Small Cap Fund	31,972 shares	902,629	964,600
	Pimco Total Return Fund	264,277 shares	2,820,752	2,774,907
*	M&I Stable Principal Fund	2,880,901 shares	2,880,901	2,880,901
*	Popular Inc. Common Stock Fund	650,219 shares	25,946,909	33,773,157
	Participant Loans - Interest rates range between 6% and 11%		1,944,129	1,944,129

			$49,896,177	$59,688,157

*	Party-in-interest to the Plan

Popular, Inc. U.S.A. Profit Sharing/401(K) Plan Schedule G, Part III — Schedule of Nonexempt Transactions December 30, 2005	Supplemental Schedule
Exhibit II

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Popular Inc.	Parent Company of Plan Sponsor	Subscription Rights Offering to each holder of Popular, Inc. common stock as of record date of November 7, 2005	N/A*	N/A	N/A	N/A	N/A	N/A	N/A
*Popular, Inc. made a special rights offering pursuant to which each holder of record of its common stock on November 7, 2005 received one (1) nontransferable right for each twenty-six (26) shares of Common Stock held (the “Rights”). In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Common Stock at a significant discount from market value. As a result of the exercise of the subscription rights by the Plan’s participants, a total 4,517 stock rights were exercised at a price of $21 per right, for total proceeds of $94,857.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A PROFIT
SHARING/401(K) PLAN
(Registrant)

Date: June 29, 2006	By: /s/ Roberta Kushen

Roberta Kushen
Authorized Representative